ASIA GREEN AGRICULTURE CORPORATION
Shuinan Industrial Area, Songxi County
Nanping, 35300 China

January 29, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Attention:	Linda Cvrkel, Branch Chief

Re:	Asia Green Agriculture Corporation
Form 10-K for the year ended December 31, 2012
Filed March 29, 2013
File No. 000-53343

Ms. Cvrkel:

We are writing this letter in response to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated January 14, 2014 (the “Comment Letter”) relating to the above-referenced filing.

Set forth below is the Company’s response to the comment raised in the Comment Letter. For the convenience of the Staff, the comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of the Company.

Note 14. Deposit Paid, page F-27

1.

We note from your response to prior comment two that your current practice is to transfer and classify your “Deposits paid for acquisition of land use rights” as “Land use rights” when significant benefits and risks of ownership of bamboo forest rights rest with you and occurs typically at the earlier of (i) the issuance of Forestry Right Certificate to you; or (ii) the time when you take control of operations of the bamboo forest pursuant to the relevant transfer agreement, and are entitled to operate the bamboo forest, receive all the relevant agricultural produce harvested from the bamboo forest, bear the cost of operating and maintaining the bamboo forest, and are not expecting any obstacles in transferring or issuing the Forestry Right Certificate to you.

We note from your disclosure on page 26 that you have not obtained the Rural Land Contracted Operation Right Certificate for any of your 24 vegetables and fruit planting bases or the Forest Right Certificate for any of our seven bamboo forest lease agreements. In this regard, please tell us how the failure to obtain such certificates is considered in determining the recoverability of the amounts recorded for land use right at the end of each reporting period and why you believe the amounts capitalized are fully recoverable given the lack of documentation of land use rights agreements, and your limited ability to enforce contract terms if no formal documentation exists. Assuming a satisfactory response, please expand your disclosures in the notes to the financial statements and critical accounting estimates within MD&A to explain in robust detail how you assess recoverability of the deposits paid and land use rights at the end of each reporting period. We may have further comment upon review of your response.

Ms. Linda Cvrkel
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 29, 2014

Response:

We lease the 24 vegetables and fruits planting bases and 7 of our bamboo forests under operating leases. We pay rent on these properties annually. The rental amounts are not capitalized as land use rights, and are charged to the income statement when incurred. They would not form part of the “Deposits paid for acquisition of land use rights” or even “Land use rights”. Therefore, we would not need such certificates or Forestry Right Certificates to operate on the leased planting bases or leased bamboo forests. We will make this distinction clearer in future financial statements and provide additional detail as to how we assess recoverability of the deposits paid and land use rights at the end of each reporting period.

In instances where we acquire land use rights for bamboo forests, our transfer agreements require the relevant owners of bamboo forests to take the following actions to ensure the recoverability of our deposits paid: (i) the handover of the physical original Forestry Right Certificates, with respective owners’ names, to us as collateral or (ii) the placement of original Forestry Right Certificates at the “Forestry Exchange Bureau” as evidence to the receipt of our deposits. This would prevent the owners from disposing their bamboo forests to any other third parties. We seek to have the Forestry Rights Certificates legally transferred to our name after the full settlement of the purchase consideration. However, in the event of failure to obtain the Forestry Rights Certificates (due to certain administrative difficulties), our transfer agreements allow us to treat a portion of the deposits paid as rental for the use of the bamboo forests and get back the rest of the deposits.

For all the leased planting bases, leased bamboo forests and acquired land use rights, we have signed legally binding lease agreements or transfer agreements with the owners of the bamboo forests or Villagers’ Cooperatives. We have obtained at least 2/3 of the Villager’s members and / or local government’s approval in each and every of our transactions. Therefore, our interest and rights of ownership (recoverability for deposits paid) is well protected under PRC laws and regulations.

*                           *                      *

In connection with the response to the Staff’s comments, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Linda Cvrkel
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 29, 2014

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at +86 0599-2335520 or James A. Mercer III at +1 (858) 720-7469, with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely,

ASIA GREEN AGRICULTURE CORP.

Chin Hon Siang Alex
 Chief Financial Officer